EXHIBIT 99.1

Galapagos receives transparency notification and 13D filing from Tang Capital

Mechelen, Belgium; February 17, 2025, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification and 13D filing from Tang Capital.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on February 14, 2025 on behalf of Mr. Kevin Tang, Tang Capital Management, LLC (“TCM”), Tang Capital Partners, LP (“TCP”), Tang Capital Partners International, LP (“TCPI”), and Tang Capital Partners III, Inc. (“TCP III”), who notified us that TCP and TCPI hold an aggregate of 887,227 ordinary shares and that TCP, TCPI, and TCP III hold an aggregate of 2,436,180 American Depository Receipts (“ADRs”) (each of which represent one ordinary share), which represent a total of 3,323,407 of Galapagos’ voting rights. This represents 5.04% of Galapagos’ currently outstanding 65,897,071 shares. As a result, they crossed above the 5% threshold of Galapagos’ voting rights by acquisition of voting securities on February 7, 2025. The transparency notification further specifies that:
(i)      Mr. Tang is the manager of TCM and the CEO of TCP III and Tang Capital Partners IV, Inc. (“TCP IV”); TCM is the general partner of TCP and TCPI; Mr. Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM; TCM shares voting and dispositive power over such shares with TCP, TCPI, TCP III and Mr. Tang; TCP shares voting and dispositive power over such shares with TCM and Mr. Tang; TCPI shares voting and dispositive power over such shares with TCM and Mr. Tang; TCP III shares voting and dispositive power over such shares with TCM and Mr. Tang, and that
(ii)      TCM, TCP, TCPI and TCP III can exercise the voting rights at their discretion in the absence of specific instructions.

Furthermore, TCM filed a Schedule 13D with the SEC on February 14, 2025, reporting that it beneficially owns 4,910,525 of Galapagos’ voting rights, consisting of 966,119 ordinary shares, 2,544,406 ADRs, and 1,400,000 ADRs giving the right to purchase Galapagos’ shares pursuant to call option contracts that expire on February 21, 2025. This represents a total of 7.5% of Galapagos’ currently outstanding 65,897,071 shares. It is also stated that the persons making the filing have potential obligations to purchase 1,043,500 of Galapagos’ shares pursuant to put option contracts that expire on February 21, 2025, and that they have potential obligations to sell 200,000 Galapagos' shares pursuant to call option contracts that expire on April 17, 2025.

The full transparency notification and Schedule 13D are available on the Galapagos website.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.